ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-182116

Registration No. 333-182116-01

March 10, 2014

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream Partners, LP

Pricing Term Sheet

$325,000,000 2.70% Senior Notes due 2019

$400,000,000 5.60% Senior Notes due 2044

Issuer:	DCP Midstream Operating, LP

Guarantor:	DCP Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	March 10, 2014

Settlement Date: (T+3)	March 13, 2014

	2.70% Senior Notes due 2019	5.60% Senior Notes due 2044

Maturity Date:	April 1, 2019	April 1, 2044

Principal Amount:	$325,000,000	$400,000,000

Benchmark:	1.50% due February 2019	3.75% due November 2043

Benchmark Price / Yield:	99-12 3/4 / 1.626%	100-17+ / 3.719%

Spread to Benchmark:	+120 bps	+195 bps

Yield to Maturity:	2.826%	5.669%

Coupon:	2.70%	5.60%

Public Offering Price:	99.410%	99.006%

Net Proceeds Before Expenses:	$323,082,500	$396,024,000

Optional Redemption:	At any time prior to March 1, 2019, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amounts of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, such redemption date. From and after March 1, 2019, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.	At any time prior to October 1, 2043, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amounts of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, such redemption date. From and after October 1, 2043, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	April 1 and October 1, beginning October 1, 2014	April 1 and October 1, beginning October 1, 2014

CUSIP / ISIN:	23311VAE7 / US23311VAE74	23311VAF4 / US23311VAF40

Use of Proceeds:	We intend to use the net proceeds of this offering to pay for a portion of the purchase price for the Transaction and for general partnership purposes.

Joint Bookrunning Managers:	RBS Securities Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-managers:	BBVA Securities Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. DNB Markets, Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBS Securities Inc. at 866-884-2071, SunTrust Robinson Humphrey, Inc. at 800-685-4786, U.S. Bancorp Investments, Inc. at 877-558-2607, J.P. Morgan Securities LLC at 212-834-4533, RBC Capital Markets, LLC at 866-375-6829 or Wells Fargo Securities, LLC at 800-326-5897.

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